Brian H. Lawrence Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.617.8834 brian.lawrence@nuveen.com

July 15, 2025

Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 152 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Larkin:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on June 18, 2025 regarding the Prospectus and Statement of Additional Information (“SAI”) for the Nuveen Core Impact Bond Fund (the “Core Impact Bond Fund”) and the Nuveen Green Bond Fund (the “Green Bond Fund,” and together with the Core Impact Bond Fund, the “Funds”), each a series of the Registrant, included in Post-Effective Amendment No. 152, which was filed on May 21, 2025 (the “Initial Filing”). Set forth below are our responses to your comments on the Initial Filing. Terms used but not defined herein have the definition included in the Prospectus.

1. On page 8 of the Prospectus you say that “[t]he Regulation S Subsidiary may invest without limitation in Regulation S securities.” Please clarify if the Regulation S Subsidiary can invest in other types of securities besides Regulation S securities, and if so, please update the disclosure accordingly. If not, consider deleting this sentence.

The Registrant has revised the disclosure in the Principal Investment Strategies section of each Fund’s Prospectus as follows (revised language is bolded and underlined):

The Regulation S Subsidiary is advised by Advisors and has the same investment objective as the Fund, except that the Regulation S Subsidiary may invest without limitation in Regulation S securities.

The Registrant has also made corresponding changes to the Core Impact Bond Fund’s Prospectus disclosures regarding the TEFRA Bond Subsidiary.

2. On page 8 of the Prospectus please clarify what a Cayman Islands exempted company is and update the disclosure accordingly.

The Registrant has revised the disclosure on page 47 of the Fund’s Prospectus (new language is bolded and underlined):

Lisa Larkin

July 15, 2025

A Cayman Islands exempted company is a corporate entity established under the laws of the Cayman Islands for the purpose of conducting business mainly outside the Cayman Islands.

The Registrant has also made corresponding changes to the Core Impact Bond Fund’s Prospectus disclosures regarding the TEFRA Bond Subsidiary and the Green Bond Fund’s Prospectus disclosures regarding its Regulation S Subsidiary.

3. Please explain supplementally why it is appropriate for the Fund to invest in TEFRA bonds indirectly through the Subsidiary if TEFRA bonds are generally designed to restrict the purchase of such bonds to non-U.S. persons. Is there a possibility that the TEFRA bond issuer will be prohibited from selling to the Subsidiary if such issuer knows or should know that the intent is for the Fund, a U.S. person, to buy the Subsidiary’s shares?

The Registrant sees attractive investment opportunities in TEFRA bonds that it believes will benefit Fund shareholders while continuing to adhere to the investment strategy and objective of the Fund. The Registrant would also note that such investments are not novel amongst funds registered under the 1940 Act. The Registrant does not anticipate any issues with issuers selling TEFRA bonds to the Subsidiary. Additionally, the Fund will include its investment income from investment in TEFRA bonds in its taxable income, in compliance with applicable tax law.

4. Please add disclosure describing the kinds of Regulation S fixed-income securities in which the Funds will invest.

The Registrant has revised the disclosure in the Principal Investment Strategies section of the Funds’ Prospectus as follows (revised language is bolded and underlined):

The Fund may also seek exposure to Regulation S fixed-income securities through investment in a Cayman Islands exempted company that is wholly owned and controlled by the Fund (the “Subsidiary”). Regulation S fixed-income securities are debt securities of U.S. and non-U.S. issuers that are issued through private placement offerings without registration with the Securities and Exchange Commission (“SEC”) pursuant to Regulation S under the Securities Act of 1933. These may include sovereign or quasi-sovereign bonds, corporate bonds and structured notes issued pursuant to Regulation S. The Subsidiary is advised by Advisors and has the same investment objective as the Fund, except that the Subsidiary may invest without limitation in Regulation S securities.

5. Please add disclosure explaining what TEFRA stands for and describing the kinds of TEFRA bonds in which the Core Impact Bond Fund will invest.

The Registrant has added the disclosure to the Principal Investment Strategies section of the Fund’s Prospectus as follows (revised language is bolded and underlined):

The Fund may also seek exposure to certain bonds or fixed-income securities that are sold subject to selling restrictions under the Tax Equity and Fiscal Responsibility Act of 1982 (“TEFRA”), which generally ~~designed to~~ restricts the purchase of such bonds to non-U.S. persons (as defined for applicable U.S. federal income tax purposes) (“TEFRA Bonds”), through investment of up to 25% of its total assets in a separate Cayman Islands exempted company that is wholly owned and controlled by the Fund (the “TEFRA Bond Subsidiary”). These may include sovereign or quasi-sovereign bonds, corporate bonds and structured notes issued pursuant to TEFRA. The TEFRA Bond Subsidiary is advised by Advisors and has the same investment objective as the Fund, except that the TEFRA Bond Subsidiary may invest without limitation in TEFRA Bonds.

Lisa Larkin

July 15, 2025

6. Please disclose that the Funds comply with the provisions of Section 18 of the Investment Company Act governing leverage.

The Registrant has revised the disclosure on page 48 of the Prospectus under the section titled “Information about the Core Impact Bond Fund’s and Green Bond Fund’s Subsidiaries” as follows (revised language is bolded and underlined):

The Funds will comply with the applicable provisions of the 1940 Act, including, without limitation, those provisions relating to investment policies ~~and~~, capital structure and leverage on an aggregate basis with the Subsidiaries.

7. Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17).

The Subsidiaries are not registered investment companies under the 1940 Act and therefore the Subsidiaries are not subject to the requirements of Section 17 thereof. As such, the Registrant does not believe additional disclosure in this regard is necessary. As a matter of practice, the Subsidiaries seek to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Funds and Subsidiaries utilize the same custodian, State Street Bank and Trust Company. Furthermore, the Funds are aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Funds from doing indirectly “through or by means of any other person” (i.e., a Subsidiary) what they are prohibited from doing directly. As such, the Subsidiaries will not engage in any activity prohibited by the 1940 Act that would cause the Funds to violate Section 48(a).

8. Please confirm in correspondence that: (1) the financial statements of each Subsidiary will be consolidated with those of the Fund, and if not, please explain why not; (1) each Subsidiary’s management fee (including any performance fee) will be included in “Management fees” and each Subsidiary’s expenses will be included in “Other expenses” in the “Fees and expenses” table in the Fund’s Prospectus; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) each Subsidiary and its board of directors will agree to inspection by the SEC staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

The Registrant confirms that the financial statements of each Subsidiary will be consolidated with its respective Fund. The Subsidiaries will not be charged an advisory fee. Any operating expenses of the Subsidiaries that are borne by its parent Fund are included in the calculation of “Other Expenses” that is included in the “Fees and expenses” table in the Prospectus. Each Subsidiary has filed with the SEC a consent to service of process and examination of its books and records. 1 The Funds’ books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, the Subsidiaries are not registered as investment companies under the 1940 Act and therefore are not subject to Section 31 thereof. However, as a matter of practice, the Subsidiaries seek to maintain their books and records in accordance with Section 31 of the 1940 Act and the rules thereunder.

Lisa Larkin

July 15, 2025

9. With Respect to the Core Impact Bond Fund, given that this Fund has two Subsidiaries and can invest up to 25% in each Subsidiary, can you please explain supplementally the basis on which the Fund will remain diversified? If the Fund should be considered non-diversified please explain the plans to seek shareholder approval to become non-diversified.

The Registrant confirms that, while the Core Impact Bond Fund has the flexibility to invest up to 25% in each Subsidiary, the intention is for the Fund to maintain its diversified status under the 1940 Act. There are currently no plans to change the Fund to a non-diversified fund.

10. It appears that the Core Impact Bond Fund will invest indirectly in Regulation S securities and TEFRA Bonds and the Green Bond Fund will invest indirectly in Regulation S securities. Given the liquidity profile of these investments, please explain how the Funds determined that their respective investment strategy is appropriate for the open-end structure. Your response should include information considering the relevant factors considered in the Release adopting Rule 22e-4 under the 1940 Act, and your response can also include general market data on the types of investment on which the Fund will invest. See ICA Liquidity Risk Program Investment Company Act Release number 32315 – October 13, 2016 at pages 164-165.

The Registrant has implemented a written liquidity risk management program (the “LRMP”) and related procedures in accordance with Rule 22e-4 under the 1940 Act reasonably designed to assess and manage the Funds’ liquidity risk. As a result of its designation as LRMP administrator by the Board, Advisors is also responsible for determining the liquidity of investments held by each Fund. Advisors assesses the liquidity of each investment and evaluates market, trading and investment-specific considerations that it believes are relevant to each Fund’s liquidity risk.

With respect to each Fund, Advisors has considered the appropriateness of investing in Regulation S securities and TEFRA Bonds within the open-end fund structure, including the fact that many of the securities that the Funds invest in are considered “highly liquid”, and believes that such securities could be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to them by the Fund.

Based on the foregoing, the Registrant confirms that the respective Funds’ principal investment strategies are appropriate for an open-end fund structure in accordance with the requirements of Rule 22e-4. In addition, consistent with Rule 22e-4, no Fund may invest in any illiquid investments if, as a result of such investment, more than 15% of such Fund’s net assets would be invested in illiquid investments that are assets.

[1]	The Regulation S Subsidiary and the TEFRA Bond Subsidiary have each submitted to jurisdiction in the United States by virtue of filing exhibits to the Funds’ registration statements substantively similar to Form F-X under the Securities Act of 1933 that designates Advisors its agent in the United States to accept service of process in any suit, action, or proceeding before the SEC or an appropriate court. The Registrant notes that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Lisa Larkin

July 15, 2025

11. On page 11 of the Prospectus, in the section “Risks of Investments in the Fund’s Wholly Owned Subsidiaries,” you say “[t]herefore, the Funds’ ownership and control of the Subsidiaries make it unlikely that the Subsidiaries would take actions contrary to the interests of the Funds’ or their shareholders.” Can you please either add disclosure explaining what “actions” these would be or delete this language?

The Registrant has revised the “Risks of Investments in the Fund’s Wholly Owned Subsidiaries” section to delete this disclosure.

12. With respect to the Green Bond Fund, please update the Fund’s 80% policy to address the term “Green,” or alternatively, supplementally explain why it is in its current form.

The Registrant respectfully declines to amend the Green Bond Fund’s prospectus to include an 80% test related to “green” in the Fund’s name at this time. Notwithstanding the response set forth below, the Registrant acknowledges the amendments to Rule 35d-1 and is currently evaluating the impact of the amendments on the Fund to determine whether changes to the Fund name and/or 80% policy may be needed on or before the compliance date for the amendments to Rule 35d-1.

Rule 35d-1, as in effect at the time the Fund commenced operations, required that a Fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax. For that reason, the Green Bond Fund has a policy to invest at least 80% of its assets in bonds, since the Fund’s name suggests that it focuses its investments in bonds, which is disclosed in the Fund’s Prospectus.

However, the Registrant does not believe that the term “green” is a term that falls under any of the three categories outlined in Rule 35d-1 (as in effect at the time the Fund commenced operations). “Green” does not suggest investment in certain industries, countries or geographic regions or suggest that the Fund is exempt from any tax. The Registrant also does not believe that “green” is a term that suggests that the Fund focuses its investments in a particular type of investment or investments. The term “green” is used to suggest the Fund’s strategy of investing in issuers with certain environmental characteristics. The Fund’s “green” strategy does not require the Fund to invest in a particular type of investment or investments, but rather such term connotes an investment strategy, which does not implicate Rule 35d-1 as currently applicable to the Fund.

* * * *

Lisa Larkin

July 15, 2025

If you have any questions, please do not hesitate to call me at (704) 617-8834.

Very truly yours, /s/ Brian H. Lawrence Brian H. Lawrence

cc:	John McCann Senior Managing Director, Managing Associate General Counsel Rachael Zufall Managing Director, Associate General Counsel Jeremy Franklin Managing Director, Associate General Counsel